EMS TECHNOLOGIES, INC.
PO BOX 7700
NORCROSS, GA 30091.7700
TEL 770.263.9200
www.ems-t.com
August 9, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	SEC comment letter dated July 26, 2011 for EMS Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Form 10-Q for the Fiscal Quarter Ended April 2, 2011 File No. 0-6072
Ladies and Gentlemen:
This letter is in response to your request for additional information or clarification on items filed on Form 10-K for the fiscal year ended December 31, 2010, and on Form 10-Q for the fiscal quarter ended April 2, 2011 for EMS Technologies, Inc. (the “Company”).
As discussed with the Staff, Egret Acquisition Corp., a Georgia corporation (“Purchaser”) and a wholly owned subsidiary of Honeywell International Inc., a Delaware corporation (“Honeywell”), commenced a tender offer to purchase all of the issued and outstanding shares of the Company’s common stock (the “Offer”). On July 26, 2011, Honeywell issued a press release announcing, among other things, that Purchaser had extended the Offer, upon the terms and conditions set forth in the Offer, until 5:30 p.m., New York City time, on August 19, 2011. The Offer, which had been previously scheduled to expire at 12:00 midnight, New York City time, on July 25, 2011, was extended to allow additional time to obtain necessary regulatory approval. In addition, on August 1, 2011, the Antitrust Division of the Department of Justice granted early termination of the waiting period under the HSR Act applicable to the Offer. BNY Mellon Shareowner Services has advised Honeywell that, as of 6:00 p.m., New York City time, on July 25, 2011, approximately 87.4% of the outstanding shares (or approximately 81.6% calculated on a fully diluted basis), had been validly tendered into, and not withdrawn from, the Offer.
Upon the expected completion of the Offer, we do not expect to be required to make filings with the SEC or otherwise comply with SEC rules relating to publicly held companies; in addition, upon such completion of the Offer, we will consummate a merger transaction that will cause the Company to be merged with and into Honeywell. While the Offer may be further extended, we believe it is likely that our Form 10-Q for the quarterly period ended July 2, 2011 will be the last periodic report that we will be required to file with the SEC. Accordingly, any reference to the inclusion of disclosure in future filings should be read as an intent to include such disclosures in any future annual and/or quarterly filings that we may be required to file with the SEC depending on the outcome of the pending Offer.

Response to SEC comment letter
(Continued)

August 9, 2011
Responses to the Staff’s comments are as follows:
Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.	Management’ s Discussion and Analysis of Financial Condition and Results of Operations, Year Ended December 31, 2010 and 2009, page 37
1.	Per the last paragraph on this page, it appears that most, and not simply a portion, of your earnings are being earned in Canada since other jurisdictions incurred losses. Additionally, we note on page 102 that for financial reporting purposes, your US operations had income from continuing operations before income taxes of $0.1 million in 2010. Please expand your MD&A to describe in an overview why your US operations are barely profitable even though your US sales accounted for a majority of your consolidated net sales. Additionally, state how you derive most of your earnings from your Canadian operations and why your other jurisdictions are operating at a loss. Please provide us with the proposed disclosures that you will include in future filings.
We manage our business by operating segment, not by geography. Our MD&A includes discussion of our results of operations on that segment basis.
In 2010, our Canadian business, most of our European businesses and our two largest U.S. businesses were profitable. However, our corporate headquarters are in the U.S., and most of the cost of these headquarters cannot be allocated under tax treaties to jurisdictions outside the U.S. In 2010, we incurred $1.9 million of interest expense, nearly all in the U.S. In addition, recent acquisitions in the U.S. have resulted in significant amortization expense related to intangible assets acquired in business combinations. Therefore, in spite of profitable operating businesses in the U.S., income from continuing operations before income taxes for all U.S. operations was only $0.1 million in 2010. As stated in our filing, our business in certain jurisdictions operated at a loss in 2010.
To clarify certain points made in the Staff comment above, our earnings in Canada constituted most of our consolidated earnings from continuing operations before income taxes in 2010. However, not all other jurisdictions reported losses, as noted above. A slight majority of our consolidated net sales are derived from businesses in the U.S., however that fact is not disclosed in the filing (note that for the disclosure at the bottom of pate 94, net sales are attributed to individual countries based on the customer’s country of origin, not the location of our operation). We derive our earnings in Canada as a result of consolidated net sales in 2010 in excess of $100 million. The Canadian operations include no amortization expense related to intangible assets.

Page - 2 -

Response to SEC comment letter
(Continued)

August 9, 2011
Since we do not manage our business based on geography but by operating segment and most of our businesses are profitable by legal entity, we believe that additional discussion of operating results by legal entity would not be meaningful to an investor and not required by SEC rules and regulations. However, we agree that the following clarification may be useful and propose to include the following revised disclosure in future annual filings:
Page 102 —
“The U.S. operations are consolidated for federal income tax purposes and include the majority of the Company’s corporate headquarter costs and interest costs.”
Liquidity and Capital Resources, pages 48-49
2.	We note that you believe that existing cash and cash equivalent balances, cash provided from operations, and borrowings available under your credit agreement will provide sufficient liquidity to meet the operating and capital expenditure needs for existing operations during the next twelve months. However, we also note that of the $55.9 million of cash at December 31, 2010, $53.8 million is held by subsidiaries outside of the US. You state that “[t]hese undistributed earnings are considered to be permanently reinvested and are not available for use in the US.” Since you have no significant cash for use in the US, please expand to separately discuss your cash flows from continuing operations for both the US and foreign operations or tell us why such discussion is not useful to investors. Additionally, please state that you need to accrue and pay taxes if your foreign cash holdings are repatriated; and that you do not intend to repatriate such holdings. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.
We believe that each of the three components included in the filing, existing cash and cash equivalent balances, cash provided from operations, and borrowings available under our credit agreement will contribute to providing sufficient liquidity to meet the operating and capital expenditure needs for existing operations during the next twelve months, as stated in our filing. It is true, as disclosed, that of the $55.9 million of cash at December 31, 2010, $53.8 million is held by subsidiaries outside of the U.S., and that these undistributed earnings are considered to be permanently reinvested and are not available for use in the U.S. Nonetheless, those cash balances outside the U.S. are available for operating and capital expenditure needs outside the U.S. Furthermore, at December 31, 2010, as disclosed in our filing on page 49, we had over $51 million available under our revolving credit facility, including over $38 million available in the U.S. Those sources of liquidity alone are adequate to meet the operating and capital expenditure needs for existing operations during the next twelve months. Therefore, we do not believe that it is necessary to discuss cash flows from continuing operations for both the U.S. and foreign operations.

Page - 3 -

Response to SEC comment letter
(Continued)

August 9, 2011
We have stated on page 48 that these undistributed earnings are considered to be permanently reinvested and are not available for use in the U.S. However, to enhance our existing disclosures we intend to include the following revised disclosure in future annual and quarterly filings:
“Of the $55.9 million of cash as of December 31, 2010, $53.8 million is held by subsidiaries outside of the U.S. These undistributed earnings are considered to be permanently reinvested and are not available for use in the U.S. We do not intend to repatriate such holdings to the U.S.; however, if we did, some portion of any such repatriated holdings would be subject to income tax in the U.S.”
Cash Equivalents, page 81
Assets and Liabilities Measured at Fair Value on a Recurring Basis, page 90
3.	Please revise your disclosure to describe any geographical concentration in your cash and underlying investments of your cash equivalents. Please provide us with the proposed disclosures that you will include in future filings.
We propose to include a revised disclosure in future annual and quarterly filings to address this comment in the form provided below:
“Assets and Liabilities Measured at Fair Value on a Recurring Basis
The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable and accrued expenses approximate their fair values because of the short-term maturity of these instruments. Of the $55.9 million of cash and cash equivalents at December 31, 2010, $30.0 million was held in Canada and $15.6 million was held in the U.K.”
4.	Please present the quantitative disclosures on fair value measurements for each major class of security using a tabular format or tell us why such disclosures are not required. Refer to paragraphs 50-8 and 55-61 of ASC 820-10. Additionally, for each class of security with fair value measurements under Level 2 or 3:
•	please include a description of the valuation technique (or multiple valuation techniques) used, such as the market approach, income approach, or the cost approach, and the inputs used in determining the fair values of each class of assets or liabilities

•	if there has been a change in the valuation technique(s) (for example, changing from a market approach to an income approach or the use of an additional valuation technique), please disclose that change and the reason for making it.
Please provide us with the proposed disclosures that you will include in future filings, including your Form 10-Q, to provide the details above.

Page - 4 -

Response to SEC comment letter
(Continued)

August 9, 2011
At December 31, 2010 we had only one class of security — foreign currency exchange contracts — measured at fair value on a recurring basis, and the fair value measurement for all such contracts was determined using the same level (level 2) within the fair value hierarchy. Therefore, we believe that presenting the quantitative disclosures on fair value measurements using a tabular format would not provide a greater level of information or more robust disclosure than what has been provided in the notes to our consolidated financial statement for the year ended December 31, 2010.
The valuation techniques and inputs used in determining the fair value of these foreign currency exchange contracts have been included in our financial statement disclosures for the period ended December 31, 2010. There have been no changes in the valuation techniques used to value these assets and liabilities, and we did not have any significant transfers in or out of level 2 or Level 3 fair value measurements during the year ended December 31, 2010. Accordingly, we believe that no additional disclosures are necessary.
Form 10-Q for the Quarter Ended March 31, 2011
LXE, page 20
5.	In a note to the financial statements concerning your revenue recognition policy, please disclose your channel partners and distributors’ rights of return. Please provide us with the proposed disclosures that you will include in future filings.
We propose to include the following disclosure in future annual filings:
“Arrangements with certain LXE distributors include a quarterly stock rotation allowance, whereby the distributors may return up to a stated percentage of the amount of purchases in the previous quarter. The distributors’ obligation to pay for purchases is not contingent upon the resale of product by these distributors. Revenue is deferred for the total amount that may be returned in the subsequent quarter until such time as the Company has adequate historical return experience for a particular distributor to reasonably estimate the actual amount of returns (typically lower than the total amount allowed). The arrangement for one distributor also includes a provision whereby, upon termination of the agreement by the distributor or expiration of the contract, it may return any amounts still maintained in its inventory. LXE defers the greater of the quarterly stock rotation allowance or the amount held in this distributor’s inventory each quarter.”

Page - 5 -

Response to SEC comment letter
(Continued)

August 9, 2011
We believe that these responses should satisfy your comments and questions. In connection with these responses to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, EMS TECHNOLOGIES, INC.
/s/ Gary B. Shell
Gary B. Shell
Senior Vice President, Chief Financial Officer, and Treasurer

Page - 6 -